NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
RESULTS FOR SECOND QUARTER OF FISCAL 2009

Revenues Increase 10% and Net Income Increases 9%
Compared With Corresponding Quarter of Last Fiscal Year

Lagrangeville, New York***November 14, 2008***Command Security Corporation (AMEX: MOC) announced today its financial results for the three and six month periods ended September 30, 2008.

For the three months ended September 30, 2008, revenues increased 10.1% to $33,706,141, compared with revenues of $30,613,782 in the same period of the prior year. Operating income for the three months ended September 30, 2008 increased 43.0% to $1,200,948, compared with $839,572 in the same period of the prior year. Net income increased 9.1% to $606,464, or $0.06 and $.05 per basic and diluted share, respectively, compared with $555,818, or $0.05 per basic and diluted share, in the same period of the prior year.

For the six months ended September 30, 2008, revenues increased 11.9% to $65,655,097, compared with revenues of $58,697,670 in the same period of the prior year. Operating income for the six months ended September 30, 2008 increased 38.4% to $2,243,675, compared with $1,621,013 in the same period of the prior year. Net income increased 14.0% to $1,156,399, or $0.11 and $.10 per basic and diluted share, respectively, compared with $1,014,683, or $0.09 per basic and diluted share, in the same period of the prior year.

The increases in revenues for the three and six months ended September 30, 2008 were due primarily to the following events:

•
The expansion of security services to new and existing customers, including a major medical center, a New York based hospital, a major international commercial bank, a large grocery market distribution center in California and a company that provides merchandising and distribution services to a major grocery retailer in New Jersey;

•	The acquisitions of security services businesses in Florida (September 2008) and Maryland (January 2008); and

•	The expansion of aviation services to new and existing customers at Los Angeles International Airport in California and John F. Kennedy International Airport and LaGuardia Airport in New York.

Commenting on the results, Edward S. Fleury, Chief Executive Officer of Command Security stated, “We are pleased with our results for the second quarter. Demand for our services continues to drive top-line growth during these unprecedented economic times. Our brand expansion, appeal for our services in the marketplace and ability to deliver strong consistent growth reflects the ongoing efforts of our more than 5,000 dedicated employees.”

Barry I. Regenstein, President of Command Security, added, “The 43% increase in our operating income in our most recently completed fiscal quarter, compared to the same fiscal quarter just one year ago, affirms our efforts to increase margins by focusing on operational efficiencies. Our commitment remains steadfast to integrating technology in the workplace, identifying opportunities for reducing costs through centralized procurement and expanding our business capabilities and platforms through a combination of organic and transactional growth.”

About Command Security Corporation

Command Security Corporation provides aviation and security services to protect buildings, assets and people through over thirty company-owned offices in fifteen states. We safeguard against theft, fraud, fire, intrusion, vandalism and the manifold threats that many of our customers are facing today. Partnering with each client, we design programs customized to meet specific security needs and solve problems. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our clients face involving security. Our mission is to enable businesses to operate without disruption or loss, and to create safe environments for people to work in.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the Company to successfully commercialize its new technologies as well as risk factors set forth under “Risk Factors” in the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2008, and such other risks detailed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended September 30,		Six Months Ended September 30,
	2008	2007	2008	2007
Revenues	$33,706,141	$30,613,782	$65,655,097	$58,697,670
Operating income	1,200,948	839,572	2,243,675	1,621,013
Other expense	119,484	183,754	232,276	331,330
Provision for income taxes	475,000	100,000	855,000	275,000
Net income	$606,464	$555,818	$1,156,399	$1,014,683
Net income per common share
Basic	$0.06	$0.05	$0.11	$0.09
Diluted	$0.05	$0.05	$0.10	$0.09
Weighted average number of common shares outstanding
Basic	10,757,216	10,714,679	10,757,216	10,714,679
Diluted	11,401,752	11,273,788	11,410,941	11,287,682

Balance Sheet Highlights	September 30, 2008	March 31, 2008
	(Unaudited)	(Audited)

Cash	$234,179	$146,782
Accounts receivable	22,378,144	20,097,835
Total current assets	25,941,474	24,835,531
Total assets	34,973,335	32,786,449
Total current liabilities	19,519,140	18,738,495
Short-term debt	9,602,360	8,758,334
Total liabilities	20,392,831	19,426,700
Stockholders’ equity	14,580,504	13,359,749
Total liabilities and stockholders’ equity	$34,973,335	$32,786,449